Exhibit 1.01

Conflict Minerals Report

Party City Holdco Inc. has included this Conflict Minerals Report as an Exhibit to its Form SD in respect of 2017 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 22, 2018.

Unless otherwise indicated, the terms “Company”, “we”, “us” and “our” refer collectively to Party City Holdco Inc. and its subsidiaries.

As used herein, “Conflict Minerals” or “3TG” are gold, columbite-tantalite, cassiterite, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivatives.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. Forward-looking statements can be identified by the use of words, such as “intend” and the like, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that 3TG that are necessary to the functionality or production of products that it manufactures or contracts to manufacture benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (the “DRC”) region, the United States or elsewhere. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document or to reflect the occurrence of unanticipated events.

Overview: Applicability of the Conflict Minerals Rule to the Company

The Company is an indirect holding company of Party City Holdings Inc. (“PCHI”). PCHI and its direct and indirect subsidiaries design, manufacture, distribute and retail decorated party supplies. We manufacture a portion of our products in our own facilities, while other products are manufactured by third parties. We have minimal influence over the materials, parts, ingredients or components of most of the products that we purchase from third parties. In addition, a substantial majority of the products that we sell but do not manufacture are unaltered, off-the-shelf finished goods.

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The principal raw materials used in manufacturing our products are paper, petroleum-based resin and cotton. Most of the products that we manufacture or contract to manufacture therefore contain no or minimal 3TG. We are, however, subject to the Conflict Minerals Rule because certain products that we manufacture or contract to manufacture contain 3TG that are necessary to the functionality or production of the products.

We do not directly source 3TG from mines, smelters or refiners. The Company relies on our vendors to provide accurate, reliable information about 3TG in the supply chain. We believe that in most cases we are several steps removed in the supply chain from mines, smelters or refiners, limiting our influence over their sourcing. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with the expectations provided in our Conflict Minerals Policy, which we describe below.

The Company’s Conflict Minerals Policy

With the goals of the Conflict Minerals Rule in mind, the Company adopted a policy for the supply chain of 3TG, which is available on the Company’s website at: http://investor.partycity.com/investors/default.aspx.

The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Assist us in complying with the Conflict Minerals Rule, by providing us, from time to time, with written certifications and other information concerning the origin of 3TG included in products and/or components supplied to the Company, specifically the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”);

2.	Implement controls on their supply chains consistent with our responsible sourcing commitment, so that they are able to provide us with the foregoing information and so that all of the 3TG in the components, parts and products that we purchase from them are conflict free;

3.	Source 3TG from sources that do not support conflict and, where practicable, source 3TG from smelters and refiners that are certified as “conflict free” or the equivalent by an independent third party; and

4.	Otherwise implement, and require their direct and indirect suppliers to implement, policies, protocols, standards, systems, frameworks and procedures that are consistent with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

The Conflict Minerals Policy encourages responsible sourcing of 3TG from the DRC and its adjoining countries, and we discourage our suppliers from embargoing DRC region-sourcing. Our Conflict Minerals Policy also indicates that supplier compliance with the policy may be taken into account in connection with purchasing decisions.

In furtherance of its commitment to responsible sourcing of 3TG, the Company is a member of the RMI.

Reasonable Country of Origin Inquiry Information

For 2017, the Company conducted a “reasonable country of origin inquiry” (“RCOI”). The Company designed its RCOI in good faith to determine the origin of 3TG that are necessary to the functionality or production of products that it manufactures or contracts to manufacture. For our RCOI, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report.

The Company’s outreach included the 269 suppliers (the “Suppliers”) that it identified as having supplied or potentially having supplied to the Company components containing 3TG or that contracted to manufacture for the Company products that potentially contain necessary 3TG. The Company determined which of its suppliers were in-scope or potentially in-scope for 2017 through product specifications and other information known to us. We also considered the degree of influence that we exercised over the materials, parts and components of the products that were manufactured for us.

Based on the results of the Company’s RCOI, it conducted due diligence for 2017. These due diligence efforts are discussed below. The results of our RCOI and due diligence also are discussed later in this Conflict Minerals Report.

Due Diligence Framework

Design Framework

For 2017, the Company utilized due diligence measures based on the applicable criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of the Company’s program design are discussed below. However, these are not all of the discrete procedures of the program that the Company has put in place to help ensure that the 3TG contained in its products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that the Company took in respect of 2017 are discussed under “Due Diligence Program Execution.”

1.	OECD Guidance Step One: “Establish strong company management systems”

a.	The Company has a team of senior staff under the General Counsel led by the Compliance Officer charged with managing our 3TG compliance program. The senior staff are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

b.	The Company utilizes specialist outside counsel to assist it with its 3TG compliance program.

c.	The Company uses the CMRT developed by the RMI to obtain information from potentially in-scope suppliers and identify smelters and refiners in its supply chain.

d.	The Company has a policy requiring the maintenance of business records relating to 3TG due diligence processes, findings and resulting decisions for at least five years. The Company maintains its records relating to 3TG due diligence processes, findings and resulting decisions in electronic format.

e.	The Company has several alternative mechanisms for employees and other interested parties to report violations of our Conflict Minerals Policy. Violations can be reported as follows:

•	Employees of the Company’s Wholesale Divisions, via Phone: (800)-405-8943

•	Employees of the Company’s Wholesale Divisions, via Internet: www.tnwinc.com/reportline/amscan

•	Employees of the Company’s Retail Divisions and Corporate Offices, via Phone: (888) 270-5937

•	Employees of the Company’s Retail Divisions and Corporate Offices, via Internet: www.reportlineweb.com/partycity

•	All Employees and other Interested Parties, via email: sp.amscansec@amscan.com.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	Potentially in-scope suppliers are requested to complete the then latest Revision of the CMRT.

b.	The Company follows up with suppliers that do not respond to the request within the specified time frame. The information is requested from each supplier at least four times to the extent the supplier continues to be non-responsive. After multiple requests, if a response is not received from a supplier, the request is appropriately escalated, including certified letters or emails directly from the Company’s outside counsel.

c.	The Company reviews the responses received from suppliers for plausibility, consistency and gaps. It follows up by email or phone with suppliers that submit a response that triggers specified quality control flags.

d.	Smelter and refiner information provided by suppliers is reviewed against the Smelter Look-up tab list of the CMRT. To the extent that a smelter or refiner identified by a supplier is not on that list, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner.

e.	Identified smelters and refiners are reviewed against the list of “Conformant”, “Active” or equivalent smelters and refiners published in connection with the RMI’s Responsible Minerals Assurance Process (“RMAP”).

f.	If a smelter or refiner identified by a supplier is not listed as Conformant or the equivalent by an independent third-party, we consult publicly available information or attempt to contact the smelter or refiner to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

g.	Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	The Compliance Officer reports the findings of its supply chain risk assessment to the Company’s General Counsel and other senior management.

b.	The Company addresses identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

c.	In addition, to the extent that identified smelters and refiners are not Conformant, we seek to exercise leverage over these smelters and refiners to become so through our participation in and support of RMI. We also utilize information provided by the RMI to its members to monitor smelter and refiner improvement.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

a.	Through our support of and participation in the RMI, in connection with our due diligence, we utilize and rely on information provided by the RMI to its members concerning audits of smelters and refiners.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

a.	The Company files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and makes the filing available on its website.

Due Diligence Program Execution

In furtherance of the Company’s 3TG due diligence, the Company performed the following due diligence measures with respect to 2017. These are not all of the discrete measures that the Company took with respect to 2017 in furtherance of its 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.	The Company sent requests to 269 Suppliers to provide it with a completed CMRT. We requested that the Suppliers provide information at a “product level” (i.e., smelter and refiner information specific to any in-scope products, components or materials that they sold to the Company). The Company followed up by email, letter, and/ or phone call with the Suppliers that did not provide a response within the time frame specified in the request. Any Supplier who did not provide a CMRT response was contacted on at least four separate occasions, including by both in-house and outside counsel. Approximately 81 percent (81%) of the Suppliers responded to the request for information. The Company reviewed the responses received from the Suppliers for plausibility, consistency, and gaps. It followed up with Suppliers that submitted a response that triggered specified quality control flags or otherwise that it determined required additional due diligence.

2.	The Compliance Officer reported to the General Counsel and other senior management the findings of its supply chain risk assessment.

RCOI and Due Diligence Results

Of the Suppliers who responded to the Company’s request for information, only one indicated that they intentionally added or used 3TG in their products or production process, or that any 3TG remained in the products. The Supplier indicated that its products contain tungsten, but the Supplier identified a Conformant smelter that does not source from the DRC region. This conclusion regarding mineral origin is based on information the RMI makes available to its members.

None of the other Suppliers reported in-scope products. Based on the materials content of its products and the Company’s limited influence over products purchased from third parties, the Company believes the other Suppliers’ reports to be reasonable.

Future Risk Mitigation Efforts

The Company intends to take the following additional steps with respect to 2018 to mitigate the risk that the necessary 3TG in the Company’s potentially in-scope products benefit armed groups:

1.	Continue to request that suppliers provide information at a product level.

2.	Further engage with Suppliers that did not fully respond to information requests related to the Company’s 3TG compliance program for 2017 to help ensure that they provide requested information for 2018.

3.	Continuously work to refine the list of the Company’s potentially in-scope suppliers.

4.	Continue to communicate to new potentially in-scope suppliers the Company’s sourcing expectations, including through the dissemination of the Conflict Minerals Policy. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.	Maintain the Company’s membership in the RMI.

All of these steps are in addition to the steps that the Company took with respect to 2017, which it intends to continue to take with respect to 2018 to the extent applicable.